Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of Buckeye Partners, L.P. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” as of December 31, 2006) and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting dated February 27, 2009, appearing in the Annual Report on Form 10-K of Buckeye Partners, L.P. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Registration Statement.

/s/ Deloitte & Touche, LLP

Philadelphia, Pennsylvania
May 22, 2009